

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Sarah Blanchard
Chief Financial Officer
Udemy, Inc.
600 Harrison Street , 3rd Floor
San Francisco, CA 94107

 Re: Udemy, Inc.
 Form 10-K for the Year Ended December 31, 2022
 Filed February 27, 2023
 Earnings Release on Form 8-K
 Furnished February 14, 2023
 File No. 001-40956

Dear Sarah Blanchard:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to the comment, we may have additional comments.

Earnings Release on Form 8-K Furnished February 14, 2023

Exhibit 99.1
Udemy Reports Fourth Quarter and Full Year 2022 Results
Reconciliation of GAAP to Non-GAAP Financial Measures, page 8

1. Your non-GAAP reconciliations for the interim and annual periods appear to present non-GAAP income statements. This presentation appears to be inconsistent with Question 102.10(c) of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please advise, or revise to remove the current presentation and reconcile each non-GAAP measure separately.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services